Contact

www.linkedin.com/in/toddsifleet (LinkedIn)
www.toddsifleet.com (Personal)

Top Skills

Python
JavaScript
MySQL

Publications

Computational Method for Task Allocation and Coordination in a Distributed Design Environment

Patents

Programmatically determining location information in connection with a transport service

Todd Sifleet

Founder
Austin, Texas, United States

Experience

Jasper the App

Co-Founder and CTO
March 2025 - Present (3 months)

Founder and CTO of Jasper | Driving LLM innovation | Leading product development and technological vision to deliver cutting-edge user experiences for sustainable growth.

Smartfast Labs

Owner Smartfast Labs
June 2023 - Present (2 years)
Burnet County, Texas, United States

LitLingo Technologies

Co-Founder and CTO LitLingo Technologies
September 2019 - September 2023 (4 years 1 month)
Austin, Texas Area

LitLingo helps businesses communicate better. Our AI proactively identifies problematic language in employee communications in real-time by flagging risky or non-compliant language before the message is sent. While you are busy writing, our algorithms are working hard behind the scenes to recalibrate any mishaps in your messaging and help you avoid risky conversations altogether. LitLingo integrates with all of the enterprise communication channels your company is already using (e.g., Gmail, Outlook, Slack, Microsoft Teams, and Zendesk), providing real-time feedback to end-users, ensuring messages are in compliance, and your assets are protected. For more information, you can find us at www.litlingo.com.

Uber Advanced Technologies Group

4 years 5 months

Senior Software Engineer II
October 2017 - September 2018 (1 year)

Tech lead of the AV Maps Quality Systems team

Senior Software Engineer II

December 2016 - September 2017 (10 months)
San Francisco Bay Area

Tech lead of the robot operations team

Senior Software Engineer
May 2015 - December 2016 (1 year 8 months)
San Francisco Bay Area

Tech lead of the product platform team

Software Engineer II
May 2014 - May 2015 (1 year 1 month)
San Francisco Bay Area

Tech lead of the configuration and automation team

Sermo
Software Engineer
May 2013 - May 2014 (1 year 1 month)
Greater Boston Area

athenahealth
Software Engineer
August 2011 - May 2013 (1 year 10 months)
Watertown, MA

Quest Engineering Solutions
Mechanical Engineer
November 2010 - August 2011 (10 months)
Billerica, MA

Raytheon
Mechanical Engineer
August 2009 - April 2010 (9 months)

Cabot Corporation
Mechanical Engineering Intern
June 2005 - September 2007 (2 years 4 months)

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Education

Georgia Institute of Technology

Master of Science, Mechanical Engineering with an emphasis on Electromechanical Systems · (2007 - 2009)

Union College

Bachelor's Degree, Mechanical Engineering, Minor in Mathematics · (2003 - 2007)